EXHIBIT 99.1

For Immediate Release	Date: September 5, 2017
17-35-TR

CIC Advises Partial Sale of Teck Position

Vancouver, BC –Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced that China Investment Corporation (”CIC”) has advised that its subsidiary Fullbloom Investment Corporation has sold in a private transaction 42 million Class B subordinate voting shares of Teck, representing 7.36 per cent of the outstanding Class B subordinate voting shares and approximately 7.26 per cent of all outstanding Teck shares. Following the transaction, CIC indirectly holds 59,304,474 Class B subordinate voting shares, or 10.40 per cent of the outstanding Class B shares, with a voting interest of approximately 4.40 per cent in Teck.
CIC has advised Teck that it has undertaken the transaction in the ordinary course of its portfolio adjustment and that it intends to continue to hold the balance of its Class B shares as a long-term financial investor.
Teck President and CEO Don Lindsay said: “Prior to their purchase of our shares in July 2009, CIC told us they intended to be a long-term partner focused on financial returns. They have fully lived up to that commitment and, in addition, have been helpful in building important relationships with customers and others in China. We understand CIC’s reasons for monetizing a portion of its shareholding and are pleased that CIC intends to remain a significant financial investor in Teck.
Mr. Ju Weimin, Executive Vice President of CIC said: “We have been a shareholder of Teck since 2009. We have full confidence in the management of Teck. The fundamentals of the company are sound. We are supportive of the strategic direction of Teck and look forward to ongoing close cooperation in future.”
Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the Unites States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario).  Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or achieved. Forward-looking statements include statements regarding CIC’s intentions regarding its shareholding in Teck.
Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results to be materially different from any future results expressed or implied by the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to changes in the intentions of CIC, changes in general economic conditions or conditions in the markets for Teck shares or its principal products, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.
Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.
About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com